Exhibit 99.1

Hongli Group Inc. Announces Appointment of Mr. Michael W. Zhang as Chairman of the Board

WEIFANG, China, October 5, 2026 /PRNewswire/ — Hongli Group Inc. (the “Company”) (Nasdaq: HLP), a cold roll formed steel profile manufacturer, today announced a leadership transition within its Board of Directors (the “Board”). Effective September 29, 2026, Mr. Michael W. Zhang has been appointed as the new Chairman of the Board. He succeeds Mr. Jie Liu, who resigned as the Chairman of the Board effective the same day. Mr. Liu will continue to serve as Chief Executive Officer of the Company.

Additionally, Mr. Chenglong Yang has stepped down as a Director on the Board and a member of all committees under the Board, effective September 29, 2026. Mr. Liu’s and Mr. Yang’s resignations were both due to personal reasons and did not result from any dispute or disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Mr. Michael W. Zhang brings extensive capital markets and corporate governance experience to the Company. Mr. Zhang has extensive experience in private equity fund management, capital allocation, business management and strategic oversight. Since March 2015, he has served as Managing Partner of H Alpha Management, a private equity fund management firm, where he is responsible for the firm's strategic direction and overall operations. He also serves as a director of Anbio Biotechnology, a U.S. publicly traded company, on whose board he is a member of the audit, compensation, and nominating and corporate governance committees, and as a director of Summa Innovations LLC, Eminence Capital LLC, Winnix Biosciences, Inc., and Cultiva Medical Technology Co., Ltd.

Mr. Zhang holds an MBA in Finance from Yale University and a Bachelor of Science in Finance from Indiana University Bloomington.

“We are pleased to welcome Mr. Zhang as Chairman of the Board,” said Jie Liu, Chief Executive Officer of the Company. “His deep background in financial markets, capital structure strategy, and corporate growth will provide valuable governance and strategic oversight as the Company advances its business initiatives.”

“I am honored to serve as Chair of the Board,” said Michael W. Zhang. “The Company has built a strong foundation, differentiated market position, and a talented leadership team focused on driving long-term growth. I look forward to partnering closely with Mr. Jie Liu, our Board, and the broader management team as we seek to diversify from traditional cold roll-formed steel profile manufacturing into next-generation clean energy and solid-state lithium battery technologies, and endeavor to create long-term value for our shareholders.”

About Hongli Group Inc.

Hongli Group Inc. is a Cayman Islands holding company, and through a series of contractual arrangements, consolidates the financial results of Shandong Hongli Special Section Tube Co., Ltd. and its subsidiaries (collectively, “Hongli Operating Group”). Hongli Operating Group is a cold roll formed steel profile manufacturer with operating subsidiaries in China. Hongli Operating Group designs, customizes and manufactures cold roll formed steel profiles for machinery and equipment in a variety of sectors, including but not limited to mining and excavation, construction, agriculture and transportation. The Hongli Operating Group, with over 25 years of operating history, has developed customers in more than 30 major cities in China as well as a global network including South Korea, Japan and the United States. Hongli Operating Group currently has 11 cold roll forming production lines and produces a variety of distinct profile products in a broad range of materials, sizes and shapes.

Forward-Looking Statements

Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” “continue,” “seek,”
“endeavor” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks, including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, the Company’s future business development and plans for future business development, including its financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, import and export restrictions, fluctuations in general economic and business conditions, the Company’s ability to comply with Nasdaq continued listing standards and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Hongli Group Inc.

Mr. Jie Liu
Email: zjf@hongli-profile.com
Tel: +86 0536-2180886